Environmental Infrastructure Holdings Corp.
Four Tower Bridge
200 Barr Harbor Drive  Suite 400
West Conshohocken, PA  19428

July 19, 2011

Via E-mail
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:           Environmental Infrastructure Holdings Corp.
  Form 10-K/A for the fiscal year ending December 31, 2010
  Filed May 4, 2011
  Form 10-Q for the quarterly period ended March 31, 2011
  Filed May 23, 2011
  File No. 333-71748

Herewith is our response to your letter of July 7, 2011:

Form 10-K/A for the fiscal year ending December 31, 2010

Item 9A(T). Controls and Procedures, page 27

1.
Please amend your filing to revise the disclosures relating to the conclusions reach for both your disclosure controls and procedures and your internal controls over financial reporting. Please be advised that management is required to provide two separate assessments, one related to “disclosure controls and procedures” and one related to “internal controls over financial reporting.” We advise that you refer to Item 307 and 308 of Regulation S-K for complete guidance regarding “disclosure controls and procedures” and “internal controls over financial reporting.” Please ensure that your revisions address the following items:

Disclose whether your principal executive and principal financial officer concluded disclosure controls and procedures were effective or not effective at December 31, 2010. Reference Item 307 of Regulation S-K.

Disclose whether management concluded internal controls over financial reporting were effective or not effective at December 31, 2010.  Please ensure that any discussion of your evaluation of internal controls over financial reporting refers to December 31, 2010 and not a prior period.

We remind you that you should file updated certifications with your amended filing and such certifications should refer to your “Form 10-K/A for the fiscal year ended December 31, 2010.”

We will amend our Form 10-K/A for the fiscal year ended December 31, 2010 to disclose whether our principal executive and principal financial officer concluded disclosure controls and procedures were effective or not effective at December 31, 2010 as well as separately disclose whether management concluded internal controls over financial reporting were effective or not effective at December 31, 2010.

Form 10-Q for the quarterly period ended March 31, 2011

2.
Please revise your disclosure to state whether your principal executive and principal financial officer concluded your disclosure controls and procedures were effective or not effective at March 31, 2011. Please ensure your conclusion and related disclosures refer to the period you are currently reporting on, March 31, 2011, and not a prior period. Please note that you are not required to disclose the definition of disclosure controls and procedures but, if you choose to do so, please ensure that your disclosure is complete and states that disclosure controls and procedures are designed to ensure that information required to be included in reports submitted under the Exchange Act is accumulated and communicated to management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and to ensure that information required to be disclosed in your reports was recorded, processed, summarized and reported within the required time periods. Reference Rules 13a-15(e) and 15d-15(e).

We will amend our Form 10Q for the period ended March 31, 2011 to disclose our principal executive and principal financial officer concluded our disclosure controls and procedures were effective or not effective at March 31, 2011.

We acknowledge that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael D. Parish
Mr. Michael D. Parrish
Chief Executive